MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SECOND QUARTER OF 2016

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

The following management’s discussion and analysis ("MD&A"), which is dated as of August 10, 2016, provides a review of the activities, results of operations and financial condition of Banro Corporation (“Banro” or the "Company") as at and for the three and six-months ended June 30, 2016 as well as an outlook for the Company based on a defined strategy. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three and six-month period ended June 30, 2016 (the “Interim Financial Statements”) together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2015 (the “Annual Financial Statements”). All dollar amounts in this MD&A are expressed in thousands of dollars (except per share amounts) and, unless otherwise specified, in United States dollars (the Company’s financial statements are prepared in United States dollars). All share, share option and warrant amounts (except per share and per ounce amounts) are presented in thousands. Additional information relating to the Company, including the Company's annual information form dated March 28, 2016, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of costs, cash flows, future gold production (including the timing thereof), Mineral Resource and Mineral Reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company's projects, failure to establish estimated Mineral Resources or Mineral Reserves (the Company's Mineral Resource and Mineral Reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), uncertainties relating to the availability and costs of financing needed in the future, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 28, 2016 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

CONTENT

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

CORE BUSINESS

Banro is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production on September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. The Company also undertakes exploration activities at its DRC properties with the objective of delineating additional mineral resources. As well, the Company’s DRC subsidiary, Banro Congo Mining SA, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties, covering an area of 2,638 square kilometers. All business activities are followed in a socially and environmentally responsible manner.

For the purpose of this MD&A, cash costs, all-in-sustaining costs, gold margin and EBITDA are non-International Financial Reporting Standards (“Non-IFRS”) measures. Refer to the Non-IFRS Measures section of this MD&A for additional information.

SECOND QUARTER 2016 HIGHLIGHTS

(I) FINANCIAL

Effective January 1, 2016, commercial production was declared at Namoya. As such, the financial results for the three and six-months ended June 30, 2016, reflect the activity of both Twangiza and Namoya. The table below provides a summary of financial and operating results for the three and six-month periods ended June 30, 2016 and 2015 as well as the three-months ended March 31, 2016:

	Q2 2016	Q2 2015	Change %	Q1 2016	H1 2016	H1 2015	Change %
Selected Financial Data
Revenues	59,649	42,597	40%	46,540	106,189	83,600	27%
Total mine operating expenses[1]	(52,042)	(28,068)	85%	(44,408)	(96,450)	(52,349)	84%
Gross earnings from operations	7,607	14,529	(48%)	2,132	9,739	31,251	(69%)
Net loss	(13,486)	(48,666)	(72%)	(23,134)	(36,620)	(41,886)	(13%)
EBITDA	18,571	16,904	10%	9,992	28,563	36,946	(23%)
Basic net (loss)/earnings per share ($/share)	(0.04)	(0.19)	(77%)	(0.09)	(0.13)	(0.17)	(24%)
Key Operating Statistics
Average gold price received ($/oz)	1,201	1,194	1%	1,109	1,159	1,201	(4%)
Gold sales (oz)	49,681	35,665	39%	41,967	91,648	69,621	32%
Gold production (oz)	49,673	34,325	45%	44,192	93,865	70,268	34%
All-in sustaining cost per ounce ($/oz)	901	701	29%	855	880	643	37%
Cash cost per ounce ($/oz)	735	587	25%	767	750	558	34%
Gold margin ($/oz)	466	607	(23%)	342	409	643	(36%)
Financial Position
Cash including restricted cash	24,408	9,270		25,029	24,408	9,270
Gold bullion inventory at market value[2]	7,645	1,875		7,231	7,645	1,875
Total assets	899,191	879,510		897,240	899,191	879,510
Long term debt	192,464	165,591		190,489	192,464	165,591

(1)	Includes depletion and depreciation.

(2)	This represents 5,788 ounces of gold bullion inventory shown at June 30, 2016 closing market price of $1,321 per ounce of gold.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

•

Revenues for the three and six-months ended June 30, 2016 were $59,649 and $106,189, respectively, 40% and 27% increases compared to the corresponding prior year periods of $42,597 and $83,600, respectively. During the second quarter of 2016, ounces of gold sold increased by 39% to 49,681 ounces compared to sales of 35,665 ounces during the second quarter of 2015 due to the contribution of sales from Namoya partially offset by lower production at Twangiza. The average gold price per ounce sold during the second quarter of 2016 was $1,201 compared to an average price of $1,194 per ounce obtained during the second quarter of 2015. The average realized price for the second quarter of 2016 was lower than the average spot market price due to lower implied prices for stream revenues recognized.

•

Mine operating expenses, including depletion and depreciation, for the three and six-months ended June 30, 2016 were $52,042 and $96,450, respectively, compared to the corresponding prior year periods of $28,068 and $52,349, respectively. The increase is a result of the operating expenses attributable to Namoya which were treated as capitalized development costs throughout 2015. With the contribution of two operating mines, the increase in mine operating expenses attributable to depletion and depreciation was $8,404 and $14,249 for the three and six-months ended June 30, 2016, respectively.

•

Gross earnings from operations for the three and six-months ended June 30, 2016 were $7,607 and $9,739, respectively, compared to $14,529 and $31,251, for the corresponding periods of 2015. The 40% and 27% increases in revenue for the three and six month periods ending June 30, 2016, were offset by 85% and 84% increases in mine operating expenses, respectively, as a result of the contribution from two mines, which were in-line with management expectations of the progressive ramp up of Namoya to steady state production and Twangiza’s production profile being weighted to the second half of the year.

•

Consolidated EBITDA for the six-months ended June 30, 2016 was $28,563 compared to $36,946 for the corresponding period of 2015, reflecting the lower production levels at Twangiza. The EBITDA at Twangiza was $11,721 for the second quarter of 2016 compared to $18,724 for the corresponding prior year period reflecting lower production levels, which is expected to improve in H2 2016[JF1]. Namoya’s EBITDA of $7,920 was lower than the contribution from Twangiza as Namoya focused on higher levels of production in its mining and stacking operations coupled with the lagging effect of gold produced through the heap leach process. As a result, the consolidated EBITDA for the second quarter of 2016 was $18,571 as compared to $16,904 for the second quarter of 2015.

•

Cash costs per ounce on a sales basis for the first half of 2016 were $750 per ounce of gold, in line with guidance of $700 to $800 per ounce of gold, representing a 34% increase from $558 per ounce of gold in the first half of 2015. Cash costs per ounce on a sales basis for the second quarter of 2016 were $735 per ounce of gold, a 25% increase from $587 per ounce of gold in the second quarter of 2015. Cash costs for the second quarter of 2016 were higher than the corresponding prior year period mainly due to the contributions from Namoya having a high cost per ounce as the operation ramps up to full production levels. Higher per ounce costs were also recorded at Twangiza due to higher mining costs from increased waste movement and lower production levels due to the processing of lower grade ore. This situation is expected to improve in H2 2016.

•

Net loss for the three and six-months ended June 30, 2016 of $13,486 and $36,620, respectively, were driven by the combination of non-cash items totaling approximately $5,900 and $15,300, respectively, relating primarily to fair value losses on mark-to-market derivative liabilities such as the gold forward sale agreements, and preferred shares, driven by improvements in the gold price environment and warrants driven by the increase in the share price of the Company, that were outside the normal course of operating activities in the quarter.

•

Mine site all-in sustaining costs for the first half of 2016 were $880 per ounce (compared to $643 per ounce of gold in the first half of 2015) driven by higher cash costs and higher levels of sustaining capital expenditures per ounce. Mine site all-in sustaining costs for the second quarter of 2016 were $901 per ounce (compared to $701 per ounce of gold in the second quarter of 2015) driven by higher cash costs and higher levels of sustaining capital expenditures per ounce. The higher sustaining capital per ounce was driven by the decrease in production at Twangiza from Q2 2015.

(II) OPERATIONAL - TWANGIZA

•	During the second quarter of 2016, Twangiza experienced no loss time injury (“LTI”).

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

•

During the second quarter of 2016, the plant at the Twangiza Mine processed 414,829 tonnes of ore (compared to 428,661 tonnes during the second quarter of 2015). Ore was processed during the second quarter of 2016 at an indicated head grade of 2.75 g/t Au (compared to 3.01 g/t Au during the second quarter of 2015) with a recovery rate of 75.7% (compared to 82.2% during the second quarter of 2015) to produce 26,218 (compared to 34,325 during the second quarter of 2015) ounces of gold. Gold production at Twangiza was in line with the mine plan where production is heavily weighted to the latter half of 2016 with more mining faces available and increased throughput from the fine crusher expansion project.

(III) OPERATIONAL – NAMOYA

•	Namoya gold production increased from 17,554 ounces in the first quarter of 2016 to 23,455 ounces in the second quarter of 2016, in line with our guidance to deliver steady state gold production in H2 2016. Namoya reached 9,201 ounces of gold poured in June 2016 with improved stacking and gold recoveries. Subsequent to quarter end, the operation delivered record stacking rates of 216,000 tonnes for the month of July, reaching design capacity.

•	During the second quarter of 2016, Namoya experienced no LTIs relating to employees and 1 LTI relating to contractors for a LTI frequency rate of 0.096.

•	During the second quarter of 2016, the plant at the Namoya Mine stacked 485,319 tonnes of ore (compared to 330,267 tonnes during the second quarter of 2015). Ore stacked during the second quarter of 2016 had an indicated head grade of 2.03 g/t Au (compared to 1.53 g/t Au during the second quarter of 2015). Namoya produced 23,455 ounces of gold during the second quarter of 2016 (compared to 10,525 ounces of gold during the second quarter of 2015).

(IV) EXPLORATION

•	During the second quarter of 2016, exploration activities were limited to low level regional exploration and the preparation for increased activity during the third quarter focusing on near mine exploration.

(V) CORPORATE DEVELOPMENT

•	During the second quarter of 2016, the Company advanced planning and analysis on its potential hydro power projects relating to operations at both Twangiza and Namoya. It is expected that the hydro power projects would provide significant savings in power generation costs, reducing overall operating costs throughout the life of mine.

•	In April 2016, the Company announced a mineral resources and mineral reserves update, increasing the Company’s mineral reserves of Twangiza and Namoya by 9% to a total of 3.18 Moz after depletion of 0.21 Moz, effective as of December 31, 2015. Refer to the Mineral Resources and Mineral Reserves section below for additional details.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

(VI) SUBSEQUENT EVENT

•	In July 2016, the Company entered into a gold dore purchase agreement (the “Dore Agreement”) in connection with a $10,000 loan facility with Baiyin International Investment Ltd (“Baiyin”), an affiliate of RFW Banro Investments Limited (“RFWB”). RFWB which currently owns approximately 16.5% of the outstanding common shares of Banro. The loan facility is funded in two equal tranches, the first tranche was funded in July and the second tranche is to be funded on September 1, 2016. Under the Dore Agreement, Baiyin will purchase approximately 50% of the gold dore produced by Twangiza starting October 1, 2016 and 50% of the gold dore produced by Namoya from December 1, 2016 until the date the loan facility is repaid. The gold dore purchases under the Dore Agreement are at market prices.

•	The benefits of the Dore Agreement and related loan facility include:

o	Securing debt with a maturity of up to 4 years in contrast to short-term amortizing loans often with maturities of less than 2 years;
o	Diversifies the Company’s offtake arrangements with an additional refinery at no additional cost; and
o	Reduces selling costs associated with approximately 50% of the Company’s gold production.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

MINERAL RESOURCES AND MINERAL RESERVES

In April 2016, the Company announced its annual update of the Mineral Resource and Mineral Reserve estimates at its wholly-owned projects on the Twangiza-Namoya gold belt in the DRC. The annual review of Mineral Resources and Mineral Reserves at Twangiza and Namoya, resulted in replacement of depleted ore and an increase in Mineral Reserves at both operations as set out below:

•

The Twangiza Proven and Probable Mineral Reserves increased by 11% to 1.82 million ounces (“Moz”) of gold (27.67Mt @ 2.05g/t Au) after depletion due to changes in cut-off grade, reversal on bulk density and revision of the pit design. This gives Twangiza a 14-year mine life.

•

The combined Namoya Proven and Probable Mineral Reserves increased by 7% to 1.36 Moz of gold (20.94Mt @ 2.02g/t Au) after depletion, revision of the pit designs, addition of gold-in-process and additional drilling results at the Namoya Summit – Filon B portion of the Namoya Summit deposit.

•	Banro’s overall Mineral Reserves grew by 9% to 3.18 Moz of gold (48.61Mt @ 2.03g/t Au) at $1,200/oz gold price.

Mineral Reserves	As at December 31, 2015			As at December 31, 2014
	Tonnes (Mt)	Grade (g/t Au)	Gold (Moz)	Tonnes (Mt)	Grade (g/t Au)	Gold (Moz)
Twangiza
Proven	6.21	2.19	0.44	7.47	2.41	0.58
Probable	21.47	2.01	1.39	14.91	2.22	1.06
Proven and Probable	27.67	2.05	1.82	22.38	2.28	1.64
Namoya
Proven	17.90	2.10	1.21	18.44	1.98	1.17
Probable	3.04	1.53	0.15	2.09	1.43	0.10
Proven and Probable	20.94	2.02	1.36	20.53	1.92	1.27
TOTAL MINERAL RESERVE
Proven	24.10	2.12	1.65	25.91	2.10	1.75
Probable	24.50	1.95	1.54	17.00	2.12	1.16
Total Proven and Probable	48.61	2.03	3.18	42.91	2.11	2.91

Note: Rounding of numbers may result in computational discrepancies

Refer to Banro’s April 19, 2016 press release for additional details relating to the Mineral Resources and Mineral Reserves update.

Namoya is expected to begin a program of additional exploration and resource definition drilling to develop an integrated open pit and underground mine design to incorporate potential underground resources and optimize the interface between open pit and underground mining.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

TWANGIZA MINE

Twangiza’s efforts in the first half of 2016 were focused on continuing to deliver results in line with the current design capacity of the plant and moving increased amounts of waste in order to expose additional ore zones. As Twangiza progresses through the remainder of the year, increased mining activities will support a shift in focus to increasing throughput and gold production.

TWANGIZA MINE	Q2 2016	Q1 2016	Prior Quarter	Q2 2015	Prior Year
			Change %		Change %
Gold sales (oz)	26,492	25,224	5%	35,665	(26%)
Gold produced (oz)	26,218	26,638	(2%)	34,325	(24%)
Material mined (t)	1,046,552	886,905	18%	770,162	36%
Ore mined (t)[1]	450,491	459,792	(2%)	548,175	(18%)
Waste mined (t)	596,061	427,113	40%	221,987	169%
Strip ratio (t:t)[2]	1.33	0.93	43%	0.40	233%
Ore milled (t)[1]	414,829	414,930	(0%)	428,661	(3%)
Head grade (g/t Au)[3]	2.75	2.61	5%	3.01	(9%)
Recovery (%)	75.7	77.2	(2%)	82.2	(8%)
Cash cost per ounce ($US/oz)	693	639	8%	587	18%

(1)	The difference between ore mined and ore milled is, generally, the result of the stockpiling of lower grade ore.

(2)	Strip ratio is calculated as waste mined divided by ore mined.

(3)	Head grade refers to the indicated grade of ore milled.

Twangiza’s production in the second quarter of 2016 was consistent with the first quarter of 2016, with both quarters being in line with the mine plan. Mining production increased significantly over the first quarter of 2016 as Twangiza continued to move increased amounts of waste and made preparations to bring the central pit into production. Production levels are expected to increase in the second half of the year as the increased levels of material mined provides access to higher grade ore. Recoveries at Twangiza during the second quarter of 2016 were impacted by the blend of ore type based on available mining faces which was exacerbated by excessive wet weather early in the second quarter. The installation of the fine crushing expansion equipment late in the third quarter of 2016 is expected to enhance both gold recoveries and mill throughput beginning with commissioning activities late in the third quarter, supporting an overall increase in production. The gold poured as bullion during the second quarter was lower than the gold actually leached during the quarter, with the difference being increased gold inventory on carbon. This increased gold inventory will be available for smelting in the third quarter.

Gross spending and unit costs for second quarter of 2016 in comparison to the first quarter of 2016 and the corresponding period in 2015 are as follows:

Mine Operating Costs		(In '000s)		Cost per tonne Milled ($/t)
	Q2 2016	Q1 2016	Q2 2015	Q2 2016	Q1 2016	Q2 2015
Mining Costs	4,722	4,111	4,495	11.4	9.9	10.5
Processing Costs	8,582	8,554	9,252	20.7	20.6	21.6
Overhead	5,431	5,173	5,269	13.1	12.5	12.3
Inventory Adjustments	(365)	(1,712)	1,927	(0.9)	(4.1)	4.5
Total mine operating cost	18,370	16,126	20,943	44.3	38.9	48.9
Total tonnes milled (tonnes)	414,829	414,930	428,661

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

Mine Operating Costs	(In '000s)		Cost per tonne Milled ($/t)
	H1 2016	H1 2015	H1 2016	H1 2015
Mining Costs	8,833	8,998	10.6	10.5
Processing Costs	17,136	18,931	20.7	22.1
Overhead	10,604	10,224	12.8	11.9
Inventory Adjustments	(2,077)	685	(2.5)	0.8
Total mine operating cost	34,496	38,838	41.6	45.3
Total tonnes milled (tonnes)	829,759	857,505

Mining

A total of 1,046,552 tonnes of material (Q1 2016 – 886,905 tonnes) were mined at Twangiza during the three months ended June 30, 2016, an increase of 18%. Total ore mined was consistent with the first quarter of 2016 at 450,491 tonnes (Q1 2016 – 459,792 tonnes). The strip ratio in Q2 2016 of 1.33 increased from Q1 2016 of 0.93 and Q2 2015 of 0.40 as the operation continued to move additional waste to expose ore zones based on the mine plan. The H1 2016 mining program has resulted in the need to increase drilling and blasting activities in addition to the increased strip ratio and preparing the central pit, increasing the cost per tonne milled from $9.9 in the first quarter of 2016 to $11.4 in the second quarter of 2016.

Processing & Engineering

For the three-months ended June 30, 2016, the plant at the Twangiza Mine processed 414,829 tonnes of ore (Q1 2016 – 414,930 tonnes), consistent with the first quarter of 2016. Gross processing costs consistent with Q1 2016 resulting in a cost per tonne milled of $20.7 compared to $20.6 per tonne in Q1 2016. Recoveries during the second quarter of 2016 were impacted by the blend of ore type processed and throughput was impacted by excessive wet weather early in the quarter and equipment breakdowns.

Sustaining Capital Activities

During the second quarter of 2016, sustaining capital expenditures of approximately $4.2 million at Twangiza were primarily comprised of the ongoing construction of the tailings management facility (“TMF”) and the purchase of auxiliary mobile equipment. The Company engaged a third party consultant to audit the current TMF design and construction having regard to design modification considerations to reduce the ongoing construction cost and extend the life of the TMF. Sustaining capital spending is expected to continue through the third quarter with continued TMF construction as well as the procurement of additional auxiliary mobile equipment.

Expansion Capital Activities

During the second quarter of 2016, expansion capital activities of approximately $1.7 million included the procurement of equipment for the fine crushing expansion project which is due to be received on site during the third quarter of 2016 and work performed in relation to the new TMF. Additional expansion capital expenditures to complete the fine crushing expansion, including commissioning costs, will occur in H2 2016.

Cash Cost and All-In Sustaining Costs

Cash costs per ounce sold at Twangiza for the second quarter of 2016 was $693 per ounce increasing moderately from $639 per ounce in the first quarter of 2016 as a result of higher mining costs driven by the increased strip ratio and a lower inventory adjustment. The all-in sustaining costs increased from $755 per ounce in the first quarter of 2016 to $851 per ounce in the second quarter of 2016, due to a combination of the higher cash costs as well as an increase in the sustaining capital, as expected.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

Cash Cost per ounce sold	($US/ounce)
	Q2 2016	Q1 2016	Q2 2015
Mining Costs	178	163	126
Processing Costs	324	339	259
Overhead	205	205	148
Inventory Adjustments	(14)	(68)	54
Total cash costs per ounce	693	639	587
Total ounces sold (ounces)	26,492	25,224	35,665
All-in sustaining costs per ounce	851	755	701

NAMOYA MINE

During the second quarter of 2016, Namoya continued the ramp up to steady state operating levels, achieving gold production of 9,201 ounces in June, in line with management expectations. Increasing productivity levels throughout the operation will be supported through the remainder of the dry season with the receipt and commissioning of additional auxiliary mining equipment, which is expected to directly contribute to mining operations from which the benefits will flow through to processing.

NAMOYA MINE	Q2 2016	Q1 2016	Prior Quarter	Q2 2015	Prior Year
			Change %		Change %
Gold sales (oz)	23,189	16,743	38%	10,743	116%
Gold produced (oz)	23,455	17,554	34%	10,525	123%
Material mined (t)	1,904,968	1,982,555	(4%)	748,093	155%
Ore mined (t)[1]	452,982	378,967	20%	253,113	79%
Waste mined (t)	1,451,986	1,603,588	(9%)	494,980	193%
Strip ratio (t:t)[2]	3.21	4.23	(24%)	1.96	64%
Ore stacked (t)[1]	485,319	414,120	17%	330,267	47%
Head grade (g/t Au)[3]	2.03	1.94	5%	1.53	33%
Cash cost per ounce ($US/oz)	782	959	(18%)

(1)	The difference between ore mined and ore stacked is, generally, the result of the depleting of lower grade ore.

(2)	Strip ratio is calculated as waste mined divided by ore mined.

(3)	Head grade refers to the indicated grade of ore milled.

Gold production at Namoya during the second quarter of 2016 was 23,455 ounces, representing a 34% increase from the first quarter of 2016. Production levels are expected to continue to increase in the second half of 2016 with steady state performance being attained on an ongoing basis. Subsequent to quarter end, in July 2016, Namoya stacked 216,000 tonnes, achieving approximately design capacity. Processing activities progressively improved during the second quarter of 2016 with tonnes stacked increasing 17%, primarily due to the increased delivery of ore from mining operations which was supplemented with ore from low grade stockpiles similar to previous quarters. The need for ore from stockpiles to supplement ore delivered from mining operations is expected to be reduced with increase mining productivity.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

Gross spending and unit costs at Namoya for the three and six-month periods ended June 30, 2016 are as follows:

Mine Operating Costs	(In '000s)		Cost per tonne Stacked ($/t)
	Q2 2016	Q1 2016	Q2 2016	Q1 2016
Mining Costs	7,871	5,640	16.2	13.6
Processing Costs	7,689	6,865	15.8	16.6
Overhead	4,018	5,445	8.3	13.1
Inventory Adjustments	(1,435)	(1,899)	(3.0)	(4.6)
Total mine operating cost	18,143	16,051	37.3	38.7
Total tonnes stacked (tonnes)	485,319	414,120

Namoya’s operating costs before inventory adjustments during the second quarter of 2016 were lower than expectations as a result of lower than planned mining activity including drill and blast activities. Gross operating costs are expected to increase in subsequent periods of 2016 as activity levels are expected to continue to increase.

Mining

A total of 1,904,968 tonnes of material was mined in the second quarter of 2016 (first quarter of 2016 – 1,982,555 tonnes), including ore mined of 452,982 tonnes (first quarter of 2016 – 378,967 tonnes). While total tonnes mined decreased approximately 4% from the first quarter of 2016, ore mined increased approximately 20%, resulting in the strip ratio decreasing from 4.23 to 3.21. Mining cost per tonne stacked during the second quarter of 2016 was $16.2 per tonne, an increase from $13.6 per tonne in the first quarter of 2016 as drill and blast activities increased during the quarter as expected.

Processing & Engineering

For the three months ended June 30, 2016, 485,319 tonnes of ore was stacked (first quarter of 2016 – 414,120 tonnes), representing a 17% increase from the previous quarter. The processing cost per tonne stacked during the second quarter of 2016 was $15.8, representing a decrease of approximately 5% from $16.6 per tonne in the first quarter of 2016 from increased production over the fixed cost base. The cost per tonne stacked is expected to continue decreasing in future periods as stacking levels are maintained at steady state.

Sustaining Capital Activities

During the second quarter of 2016, sustaining capital at Namoya was approximately $4.1 million, consisting of the extension of the heap leach pad and the procurement of additional auxiliary mobile equipment. Some of the auxiliary mobile equipment was not received on site by the end of the second quarter of 2016 and is expected to be received and commissioned in the third quarter of 2016.

Cash Cost and All-In Sustaining Costs

Cash costs per ounce for the second quarter of 2016 were $782 per ounce, an 18% reduction from the first quarter of 2016, primarily driven by the increase in production levels. Due to the nature of the cost structure of Namoya, this trend is expected to continue as production levels continue to increase in the second half of 2016. The all-in sustaining costs per ounce for the quarter decreased to $957 as a result of the decrease in cash costs, which were partially offset by the increase in sustaining capital activities during the quarter.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

Cash Cost per ounce sold	($US/ounce)
	Q2 2016	Q1 2016
Mining Costs	339	337
Processing Costs	332	410
Overhead	173	325
Inventory Adjustments	(62)	(113)
Total cash costs per ounce	782	959
Total ounces sold (ounces)	23,189	16,743
All-in sustaining costs per ounce	957	1,006

EXPLORATION

During the second quarter of 2016, the exploration team carried out low level regional exploration including mapping, auger drilling and rock chip sampling. Exploration activities are planned to increase in the third quarter of 2016 with near mine resource development including the completion of additional delineation for the Namoya resource and follow up activities in relation to the recently discovered Namoya Summit hanging wall and Filon C mineralized zones. In addition to near surface targets, the exploration team will be exploring opportunities related to underground resource targets at both Twangiza and Namoya beginning with desktop reviews of existing deep drilling data from the historical drilling programs carried out by the Company.

Qualified Person

Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this MD&A.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

SELECTED FINANCIAL RESULTS OF OPERATIONS

Selected Financial Data	Q2 2016	Q2 2015	Change %		Q1 2016	H1 2016	H1 2015	Change %

Revenues ($000's)	59,649	42,597	40%		46,540	106,189	83,600	27%
Production costs ($000's)	(36,513)	(20,943)	74%		(32,177)	(68,690)	(38,838)	77%
Depletion and depreciation ($000's)	(15,529)	(7,125)	118%		(12,231)	(27,760)	(13,511)	105%
Gross earnings from operations ($000's)	7,607	14,529	(48%	)	2,132	9,739	31,251	(69%	)

General & administration ($000's)	(4,282)	(3,663)	17%		(3,637)	(7,919)	(6,450)	23%
Finance expenses ($000's)	(10,383)	(7,284)	43%		(12,367)	(22,750)	(13,339)	71%
Net loss ($000's)	(13,486)	(48,666)	(72%	)	(23,134)	(36,620)	(41,886)	(13%	)
EBITDA ($000's)	18,571	16,904	10%		9,992	28,563	36,946	(23%	)
Basic net loss per share ($/share)	(0.04)	(0.19)	(77%	)	(0.09)	(0.13)	(0.17)	(24%	)

Revenues

Revenues increased $17.1M, or 40%, and $22.6M, or 27%, in the respective three and six-months ended June 30, 2016 as compared to the corresponding periods of 2015 as a result of a respective 39% and 32% increase in gold ounces sold. The average gold price received on ounces sold in the second quarter of 2016 was $1,201 per ounce compared to $1,194 per ounce received in the second quarter of 2015, a difference of only 1%. The value of revenues recognized in the second quarter of 2016 are negatively impacted in relation to spot prices as a result of the recognition of gold sales associated with the Company’s stream obligations at implied values which are below current spot prices.

Production costs by element

Production Costs	Q2 2016	Q2 2015	Change		$/oz Sold				H1 2016	H1 2015	Change		$/oz Sold
	($000's)	($000's)	(%)		Q2 2016	Q2 2015	Change %		($000's)	($000's)	(%)		H1 2016	H1 2015	Change %
Raw materials and consumables	12,637	4,761	165%		255	133	92%		23,973	10,177	136%		262	146	79%
Diesel	5,705	3,216	77%		115	90	28%		10,870	7,111	53%		119	102	17%
Salaries	7,808	4,956	58%		157	139	13%		15,788	8,967	76%		172	129	33%
Contractors	5,769	3,051	89%		116	86	35%		11,547	5,999	92%		126	86	47%
Other overhead	6,394	3,032	111%		129	85	52%		11,923	5,899	102%		130	85	53%
Inventory adjustments	(1,800)	1,927	(193%	)	(36)	54	(167%	)	(5,411)	685	(890%	)	(59)	10	(690%	)
Total production costs	36,513	20,943	74%		736	587	25%		68,690	38,838	77%		750	558	34%

Production costs, excluding inventory adjustments, for the three and six-months ended June 30, 2016 increased approximately 101% and 94%, respectively, from the corresponding prior year periods in 2015, as Namoya declared commercial production effective January 1, 2016 resulting in there being two mines as opposed to only Twangiza in 2015. Details of changes in production cost categories are included below:

Raw materials and consumables

Raw materials and consumables increased 165% and 136%, respectively, during the three and six-months ended June 30, 2016 versus the corresponding prior year periods primarily due to increased consumption levels due to contributions from both operations. As a result of lower levels of production at Twangiza compared to the prior year periods coupled with Namoya continuing to ramp up to steady state operating levels, the cost per ounce sold for the three and six-months ended June 30, 2016 increased 92% and 79%, respectively.

Diesel

Diesel costs increased 77% and 53%, respectively, during the three and six-months ended June 30, 2016 as compared to the corresponding prior year periods as a result of contributions from both operations, but partly offset by lower diesel unit costs. Despite the lower diesel unit costs, the diesel cost per ounce sold increased 28% and 17%, respectively, due to lower levels of production at Twangiza.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

Salaries

Salaries increased 58% and 76%, respectively, during the three and six-months ended June 30, 2016 compared to the corresponding prior year periods driven by the contribution of production costs from Namoya. On a cost per ounce sold basis, the increase of 13% and 33% for the first and second quarters of 2016, respectively, was driven by the lower production at Twangiza compared to the second quarter of 2015 along with higher unit costs from Namoya as production levels increase to steady state.

Contractors

Contractors increased 89% and 92%, respectively, during the three and six-months ended June 30, 2016 compared to the corresponding prior year periods as a result of the contribution of production costs from Namoya. Similar to salaries, on a cost per ounce sold basis, the increase of 35% and 47%, for the three and six-months ended June 30, 2016, respectively, was driven by the lower production at Twangiza compared to the corresponding periods of 2015 and the higher unit costs from Namoya as production levels increase to steady state.

Other overhead

Other overhead expense, which includes on-site administrative sundry costs, sales related costs, IT expenses, human resources expenditures and travel and camp costs, increased 111% and 102% in the three and six-months ended June 30, 2016, respectively, compared to the corresponding prior year periods primarily due to the contribution of production costs from Namoya. Consistent with other costs like salaries that are generally more fixed cost in nature, the cost per ounce sold increased 52% and 53%, for the three and six-months ended June 30, 2016, respectively, compared to the corresponding periods of 2015 due to lower production levels at Twangiza and the ramp up to steady state and Namoya.

Inventory adjustments

The inventory adjustments credit to production costs increased in the three and six-months ended June 30, 2016 compared to the corresponding prior year periods as a result of an increase in gold-in-process and gold bullion inventory levels.

General and administrative expenses

The table below provides the general and administrative expenses for the three and six-months ended June 30, 2016 and 2015.

General & administrative expenses	Q2 2016	Q2 2015	Change		$/oz Sold				H1 2016	H1 2015	Change		$/oz Sold
	($000's)	($000's)	(%)		Q2 2016	Q2 2015	Change %		($000's)	($000's)	(%)		H1 2016	H1 2015	Change %
Salaries and employee benefits	716	861	(17%	)	14	24	(42%	)	1,428	1,719	(17%	)	16	25	(36%	)
Consulting, management, and professional fees	718	624	15%		14	17	(18%	)	1,112	812	37%		12	12	0%
Office and sundry	368	814	(55%	)	7	23	(70%	)	674	1,333	(49%	)	7	19	(63%	)
DRC corporate office	2,325	1,044	123%		47	29	62%		4,333	2,004	116%		47	29	62%
Depreciation	14	24	(42%	)	-	1	(100%	)	27	48	(44%	)	-	1	(100%	)
Other	141	296	(52%	)	3	8	(63%	)	345	534	(35%	)	4	8	(50%	)
General and administrative expenses	4,282	3,663	17%		85	102	(17%	)	7,919	6,450	23%		86	94	(9%	)

Other charges & provisions	6,175	2,033	204%		124	57	118%		15,598	2,777	462%		170	40	325%

General and administrative expenses increased 17% and 23% to $4,282 and $7,919, respectively, for the three and six-months ended June 30, 2016, as compared to $3,663 and $6,450, respectively, for the corresponding periods in 2015. Details of changes in the general and administrative expenses category are as follows:

Salaries and employee benefits

Salaries and employee benefits decreased 17% during the three and six-months ended June 30, 2016 as compared to the corresponding periods of 2015 as a result of a reduction in personnel.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

Consulting, management, and professional fees

Consulting, management, and professional fees consist of legal and auditing fees, which increased to $718 and $1,112, respectively, for the three and six-months ended June 30, 2016, compared to $624 and $812, respectively, for the corresponding periods of 2015, as a result of additional costs incurred in the DRC in relation to employee benefit costs.

Office and Sundry

Office and sundry decreased to $368 and $674 for the three and six-months ended June 30, 2016, respectively, compared to $814 and $1,333 for the corresponding periods of 2015, as a result of reduced spending in the current year.

DRC corporate office

The DRC corporate office provides in-country support for the operations. For the three and six-months ended June 30, 2016, DRC regional office support expenses increased to $2,325 and $4,333 from $1,044 and $2,004, respectively, in the corresponding periods of 2015 as a result of the costs associated with the Namoya operations being reflected in the statement of comprehensive loss as opposed to being capitalized as development costs in previous periods.

Other expenses

Other general and administrative expenses include travel and promotion expenses relating to a publicly traded company and contributions to the Banro Foundation, which decreased by 52% and 35% in the three and six-months ended June 30, 2016, respectively, as compared to the corresponding periods of 2015 mainly due to the timing of activities.

Finance expenses

Finance expenses increased in the three and six-months ended June 30, 2016 compared to the corresponding periods of 2015, from $7,284 and $13,339 to $10,383 and $22,750, respectively, as a result of interest, dividends and the amortization of deferred financing fees that were previously capitalized to the Namoya mine under construction asset as borrowing costs, as well as, increased transactions costs due to the nature of financing activities completed in the first half of 2016.

Other charges and provisions

Other charges and provisions increased in the three and six-months ended June 30, 2016 compared to the corresponding periods of 2015, from $2,033 and $2,777 to $6,175 and $15,598, respectively, as a result of non-cash items including fair value losses on mark-to-market derivative liabilities such as the gold forward sale agreements, preferred shares, and warrants driven by improvements in the gold price environment and the increase in the share price of the Company that were outside the normal course of operating activities in the first half of 2016.

Net loss

The Company’s net loss for the three and six-months ended June 30, 2016 was $13,486 and $36,620, respectively, compared to net loss of $48,666 and $41,886, respectively, in the corresponding periods of 2015. The net loss in the current year is a result of the recognition of non-cash fair value losses on derivative liabilities and increases in finance expenses due to transaction costs and all interest and dividends that were previously capitalized as borrowing costs being expensed.

EBITDA

EBITDA for the three and six-months ended June 30, 2016 increased 10% and decreased 23% compared to the corresponding periods of 2015, to $18,571 from $16,904, and to $28,563 from $36,946, respectively, primarily due to a decreases in gold ounces sold relating to Twangiza as well as a lower average realized price per ounce and from the impact of Namoya as the operation ramps up to steady state production levels.

EXPLORATION AND DEVELOPMENT PROJECT EXPENDITURES

Exploration and evaluation expenditures

The Company incurred exploration and evaluation expenditures of $2,665 and $4,684 in the three and six-months ended June 30, 2016, respectively, a decrease of 8% compared to the corresponding periods of 2015, capitalized as exploration and evaluation assets in the Company’s consolidated statement of financial position. The allocation of such exploration and evaluation expenditures by project was as follows:

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

Exploration and evaluation expenditures	Q2 2016	Q2 2015	Change		H1 2016	H1 2015	Change
	($000's)	($000's)	(%)		($000's)	($000's)	(%)
Twangiza project	407	429	(5%	)	731	797	(8%	)
Namoya project	324	512	(37%	)	563	796	(29%	)
Lugushwa project	826	817	1%		1,431	1,426	0%
Kamituga project	855	806	6%		1,461	1,416	3%
Banro Congo Mining SARL	253	318	(20%	)	498	655	(24%	)
	2,665	2,882	(8%	)	4,684	5,090	(8%	)

As a part of managing costs across the Company, exploration work has been reduced and some support activities continue to be redirected to assist the operations as the Company transitions primarily to an operations focused company in the near term.

SUMMARY OF QUARTERLY RESULTS

The following table sets out certain unaudited interim consolidated financial information of the Company for each of the last eight quarters, beginning with the second quarter of 2016. This financial information has been prepared using accounting policies consistent with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by IASB.

	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014
Revenues ($000's)	59,649	46,540	34,606	38,504	42,597	41,003	35,178	33,285
Gross earnings from operations ($000's)	7,607	2,132	9,374	15,420	14,529	16,722	10,966	8,093
Net (loss)/income ($000's)	(13,486)	(23,134)	(19,446)	(12,211)	(48,666)	6,780	272	3,750
(Loss)/earnings per share, basic ($/share)	(0.04)	(0.09)	(0.08)	(0.05)	(0.19)	0.03	0.00	0.01
(Loss)/earnings per share, diluted ($/share)	(0.04)	(0.09)	(0.08)	(0.05)	(0.19)	0.03	0.00	0.01

The Company recorded revenue of $59,649 for the three month period ended June 30, 2016 and a net loss of $13,486. Revenue for the three month period ended June 30, 2016 was higher than the prior quarter due to increase gold ounces sold from increased production at Namoya as well as an increase in the average realized gold price from improvements in the gold market. Gross earnings from operations increased as a result of the increase in revenues with a smaller corresponding increase in costs due to the ramp up of Namoya. The net loss was driven by increased financing costs and fair value losses on derivative instruments as a result of the improvement in the gold environment and the share price of the Company.

The Company recorded revenue of $46,540 for the three month period ended March 31, 2016 and a net loss of $23,134. Revenue for the three month period ended March 31, 2016 was higher than the prior quarter due to the contribution of Namoya being in commercial production, partially offset by lower realized gold prices, however, the gross earnings from operations decreased due to the higher unit costs at Namoya. The net loss was driven by the decreased gross earnings from operations as well as increased financing costs and fair value losses on derivative liabilities.

The Company recorded revenue of $34,606 for the three month period ended December 31, 2015 and a net loss of $19,446. Revenue for the three month period ended December 31, 2015 was lower than the prior quarter primarily due to a lower realized gold price combined with lower ounces sold. Lower revenue lead to lower gross earnings as operating costs including depreciation increased slightly. During the fourth quarter of 2015, a non-cash impairment charge of $11,100 relating to the Mine Under Construction asset, non-cash losses on derivative financial instruments, as well as the provisions for certain tax related items resulted in a net loss for the period. Net loss before impairment charge decreased from net income before impairment charges in the third quarter of 2015 as a result of the net impact of fair value gains and losses on financial instruments.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

The Company recorded revenue of $38,504 for the three month period ended September 30, 2015 and a net loss of $12,211. Revenue for the three month period ended September 30, 2015 was lower than the prior quarter primarily due to a lower realized gold price combined with lower ounces sold, while gross earnings increased due to lower operating costs including depreciation. During the third quarter of 2015, a non-cash impairment charge of $23,000 relating to the Mine Under Construction asset resulted in a net loss for the period. Net income before impairment charge increased from the second quarter of 2015 as a result of lower production costs and the net impact of fair value gains and losses on financial instruments.

The Company recorded revenue of $42,597 for the three month period ended June 30, 2015 and a net loss of $48,666. Revenue for the three month period ended June 30, 2015 was higher than the prior quarter due to an increase in gold ounces sold due to the timing of gold sales and was partially offset by a lower gold price per ounce at Twangiza, while gross earnings from operations decreased as a result of increases in operating costs. During the second quarter of 2015, a non-cash impairment charge of $50,200 relating to the Mine Under Construction asset resulted in a significant net loss.

The Company recorded revenue of $41,003 for the three month period ended March 31, 2015 and a net income of $6,780. Revenue and gross earnings from operations for the three month period ended March 31, 2015 were higher than the prior quarter due to an increase in productivity resulting in a reduction in unit costs and an increase in ounces of gold sold from improved production at Twangiza. The increase in net income was driven by increased gross earnings from operations being partially offset by increased general and administrative and finance costs.

The Company recorded revenue of $35,178 for the three month period ended December 31, 2014 and a net income of $272. Revenue and gross earnings from operations for the three month period ended December 31, 2014 were higher than the prior quarter due to an increase in productivity resulting in a reduction in unit costs and an increase in ounces of gold sold from improved production at Twangiza. The decrease in net income in the fourth quarter was driven by increased finance costs and losses from the re-valuation of financial instruments.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2016, the Company had cash and cash equivalents of $5,507 plus restricted cash of $18,901 compared to cash and cash equivalents of $2,262 as at December 31, 2015. The Company completed during the first quarter of 2016 financings for gross proceeds totalling approximately $102,000 including a gold stream relating to Twangiza, a term loan, a private placement of common shares and warrants and a gold forward sale transaction as well as a $5,000 bank loan in the second quarter of 2016 following continued principal repayments.

During the three months ended June 30, 2016, the Company spent $2,321 in cash for exploration and evaluation expenditures, $10,290 in cash on property, plant and equipment and $2,758 on the development of the Namoya mine for costs incurred in prior periods (compared to $2,150 spent on exploration and evaluation expenditures, $4,151 on property, plant and equipment and $16,558 spent on the development of the Namoya mine during the second quarter of 2015). During the three and six months ended June 30, 2016, dividends of $2,053 and $3,778, respectively, with respect to the preferred shares were paid. The accrued amount in respect of unpaid preferred share dividends was $2,652 as at June 30, 2016.

In January 2016, the Company further amended one of the gold forward sale agreements entered into by the Company in 2015 and received an additional $3,480 prepayment and revised the deliveries of 257 ounces per month to 381 ounces per month starting in January 2016.

In February 2016, the Company closed the $67,500 gold streaming transaction (the “Twangiza Transaction”) relating to the Twangiza mine with RFWB, the $22,500 term loan funded by RFWB and Gramercy, and the $8,750 equity private placement to RFWB. With the completion of these transactions, the Company extinguished certain gold forward sale arrangements for approximately $31,761 and deposited $26,230 with the trustee for the payment of interest on the Company’s senior notes until their maturity in March 2017.

The Twangiza Transaction provided for the payment by the purchaser of a deposit in the amount of $67,500 and the delivery to the purchaser over time of a certain percentage (the “Entitlement Percentage”) of the life-of-mine gold production (effective January 1, 2016) from the Twangiza mine, or any other projects located within 20 kilometres from the current Twangiza gold mine, based on the gold price at the time of delivery. The Entitlement Percentage is 11% based on a gold price between $1,150 and $1,500 per ounce, 12.5% based on a gold price of less than $1,150 per ounce, and 9.5% based on a gold price greater than $1,500 per ounce. When total gold production from the Twangiza mine has reached 1.14 million ounces from the commencement of the stream, the Entitlement Percentages above will be reduced by 50%. The ongoing payments by the purchaser to Twangiza upon delivery of the gold are $150 per ounce. At any time after the third anniversary of the closing of the Twangiza Transaction, Twangiza may, at its discretion, terminate the stream by paying to the purchaser in cash a buyback price equal to an amount which would result in the purchaser achieving an implied internal rate of return of 17.5% on the cash flows arising from the stream during the period from the closing of the Twangiza Transaction to the date that is 12 months following the date of payment of the buyback price.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

The term loan facility represents a loan of $22,500 with an initial maturity date of November 30, 2016, but which may be extended until November 30, 2020 provided certain financial tests are met. The facility bears interest at a rate of 8.5% per annum for the first 21 months of the term and then at a rate of the 3 month LIBOR rate plus 8.0% for the last two years of the term, with the interest payable quarterly and the principal repayable in full at the end of the term of the facility. The loan may be prepaid at any time without penalty. At any time following the second anniversary of the loan, the lenders may require repayment. Banro has issued to the lenders a total of 10 million common share purchase warrants (“Warrants”) of Banro (5 million Warrants each to RFWB and to Gramercy in proportion to their advance of the term loan), with each such Warrant entitling the holder to purchase one common share of Banro at a price of $0.2275 for a period of three years.

Under the private placement transaction, Banro issued 50 million common shares and 2.5 million Warrants to RFWB, for total gross proceeds to the Company of $8,750. These Warrants have the same terms as the Warrants issued under the term loan transaction as set forth above. The said 50 million common shares issued to RFWB represent approximately 16.5% of the currently outstanding common shares of Banro. For so long as RFWB holds at least 10% of the outstanding common shares of Banro, RFWB has the right to nominate one person for election to the Banro board of directors at the annual shareholders meeting.

As a result of restrictive covenants in the indenture under which the Company’s outstanding $175,000 in aggregate principal amount of senior secured notes (“Notes”) were issued, the Company’s ability to incur additional debt is currently limited. Should the Company experience production shortfalls at Twangiza or Namoya, suspension or delays in the receipt of goods and services, equipment breakdowns, or should the price of gold decrease, the Company will explore all available options to continue reducing operating costs, manage cash flows and secure additional funding.

The Notes with $175,000 in aggregate principal and preferred shares (issued by subsidiaries Twangiza (Barbados) Limted and Namoya (Barbados) Limited) with aggregate principal of $43,000 mature in March and June 2017, respectively. The Company continues to be focused on the replacement of these instruments.

CONTRACTUAL OBLIGATIONS

The Company’s contractual obligations as at June 30, 2016 are described in the following table:

Contractual Obligations		Payments due by period
		Less than	One to three	Four to five
	Total	one year	years	years
	($000's)	($000's)	($000's)	($000's)
Operating leases	1,017	380	637	-
Finance lease	3,810	3,385	425	-
Equipment financing	1,540	1,115	425	-
Bank loans	13,365	13,365	-	-
Derivative instruments	21,422	15,072	6,350	-
Long-term debt	197,500	197,500	-	-
Interest on long-term debt[1]	18,472	18,472	-	-

(1) The Company has defeased the funds required for the future interest payments on the Notes.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

RELATED PARTY TRANSACTIONS

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and six-months ended June 30, 2016 and 2015 was as follows:

	Q2 2016	Q2 2015	H1 2016	H1 2015
	($000's)	($000's)	($000's)	($000's)
Short-term employee benefits	728	833	1,531	1,650
Share-based payments	253	153	291	506
Other benefits	14	18	29	38
Employee retention allowance	25	63	84	126
	1,020	1,067	1,935	2,320

During the three and six months ended June 30, 2016, directors fees of $103 and $202 (three and six months ended June 30, 2015 - $72 and $130) were incurred for non-executive directors of the Company. As of June 30, 2016, $104 was included in accrued liabilities as a payable to key management (December 31, 2015 - $109).

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Interim Financial Statements included the following:

Provision for closure and reclamation

The Company’s operations are subject to environmental regulations in the DRC. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies, which estimate the activities and costs that will be carried out to meet the decommissioning and environmental rehabilitation obligations. The Company records a liability and a corresponding asset for the present value of the estimated costs of legal and constructive obligations for future mine rehabilitation. During the mine rehabilitation process, there will be a probable outflow of resources required to settle the obligation and a reliable estimate can be made of those obligations. The present value is determined based on current market assessments using the risk-free rate of borrowing which is approximated by the yield of government bonds with a maturity similar to that of the mine life. The discounted liability is adjusted at the end of each period with the passage of time. The provision represents management’s best estimate of the present value of the future mine rehabilitation costs, which may not be incurred for several years or decades, and, as such, actual expenditures may vary from the amount currently estimated. The decommissioning and environmental rehabilitation cost estimates could change due to amendments in laws and regulations in the DRC. Additionally, actual estimated costs may differ from those projected as a result of a change over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements.

Impairment

Assets, including property, plant and equipment, and exploration and evaluation, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts, which is the higher of fair value less cost of disposal and value in use. The assessment of the recoverable amounts often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

Mineral reserves and resource estimates

Mineral reserves and resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s mineral properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. This exercise requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, property, plant and equipment, recognition of deferred tax assets, and expenses.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

Depreciation of mining assets

The Company applies the units of production method for amortization of its mine assets in commercial production based on reserve ore tonnes mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves to be amortized under this method. Factors that are considered in determining reserves are the economic feasibility of the reserves, expected life of the project and proven and probable mineral reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by appropriately qualified persons in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact profits and the carrying value of assets.

Depreciation of property, plant and equipment

Each property, plant and equipment life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is used. For those assets depreciated on a straight-line basis, management estimates the useful life of the assets. These assessments require the use of estimates and assumptions including market conditions at the end of the assets useful life. Asset useful lives and residual values are re-evaluated annually.

Commercial production

Prior to reaching pre-determined levels of operating capacity intended by management, costs incurred are capitalized as part of mines under construction and proceeds from sales are offset against capitalized costs. Depletion of capitalized costs for mining properties begins when pre-determined levels of operating capacity intended by management have been reached. Management considers several factors in determining when a mining property has reached levels of operating capacity intended by management, including:

•	when the mine is substantially complete and ready for its intended use;
•	the ability to produce a saleable product;
•	the ability to sustain ongoing production at a steady or increasing level;
•	the mine has reached a level of pre-determined percentage of design capacity;
•	mineral recoveries are at or near the expected production level; and
•	the completion of a reasonable period of testing of the mine plant and equipment.

When a mine development project moves into the production stage, the capitalization of certain mine development and construction costs cease. Subsequent costs are either regarded as forming part of the cost of inventory or expensed. However, any costs relating to mining asset additions or improvements or mineable reserve development are assessed to determine whether capitalization is appropriate.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

Provisions and contingencies

The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant laws and other appropriate requirements.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are a few circumstances that would warrant a test for impairment, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the consolidated statement of comprehensive (loss)/income during the period the new information becomes available.

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

Functional and presentation currency

Judgment is required to determine the functional currency of the parent and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

Financial instruments

The Company make judgements with respect to the timing of the extinguishment of financial instruments. These judgements are continuously evaluated and are based on the underlying nature of each financial instrument.

With respect to financial instruments related to commodities, the Company made judgements with regards to their appropriate recognition and presentation based on the intent of the arrangement, the option to settle in cash and the impact of the Company’s quantity and timing of expected future production.

NEWLY APPLIED ACCOUNTING STANDARDS

The following amended standards were applied as of January 1, 2016:

•	IFRS 10, Consolidated Financial Statements (amendment);

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

•	IAS 1, Presentation of Financial Statements (amendment);
•	IAS 16, Property, Plant and Equipment (amendment); and
•	IAS 38 Intangible Assets (amendment).

The adoption of these amended standards did not have a significant impact on the Company’s consolidated financial statements.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

Amendments to IAS 7, Statement of Cash Flows (“IAS 7”) was issued by the International Accounting Standards Board in January 2016. The amendment clarifies that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment to IAS 7 is effective for annual periods beginning on or after January 1, 2017. The Company is evaluating the impact of this standard on its consolidated financial statements.

FINANCIAL INSTRUMENTS

Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, restricted cash, trade and other receivables, bank loans, and trade and other payables approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it currently does not typically enter into such arrangements.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs, South African rand, British pounds, Australian dollars and European Euros. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the interim condensed consolidated statement of comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. A 10 percent movement of the US dollar against foreign currencies is not expected to result in a significant impact on the financial statements.

Credit Risk

Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents and trade and other receivables. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada and the DRC. The sale of goods exposes the Company to the risk of non-payment by customers. Banro manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Should the Company experience production shortfalls at Twangiza, delays in ramp up at Namoya, equipment breakdowns, or delays in completion schedules, or should the price of gold decrease, the Company may need to further examine funding options. See Note 28(e) of the Interim Financial Statements for additional details.

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices, interest rate and share based payment costs.

Foreign Operations and Political Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain required financing because of the perceived investment risk.

Access to Capital Markets and Indebtedness Obligation Risk

In March 2012, the Company closed a $175,000 debt financing, which included the issuance by the Company of $175,000 aggregate principal amount of senior secured notes (“Notes”) with an interest rate of 10% and a maturity date of March 1, 2017. As a result of this financing, together with additional financings carried out, the Company has a significant amount of indebtedness and other liabilities and obligations (collectively “Obligations”). The Company’s high level of Obligations could have important adverse consequences, including: limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; requiring a substantial portion of the Company’s cash flows to be dedicated to Obligations service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the Company’s vulnerability to general adverse economic and industry conditions; limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes; placing the Company at a disadvantage compared to other, less leveraged competitors; and increasing the cost of borrowing.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

Banro’s inability to generate sufficient cash flows to satisfy its Obligations would materially and adversely affect the Company’s financial position and results of operations. If the Company cannot make scheduled payments on its Obligations, the Company will be in default and holders of the Obligations could declare all outstanding amounts to be due and payable, and the Company could be forced into bankruptcy or liquidation.

The indenture under which the Notes were issued, as well as other financing agreements the Company is a party to, contain a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest. A breach of the covenants under these agreements could result in an event of default. In the event the repayment of indebtedness is accelerated under these agreements, Banro may not have sufficient assets to repay that indebtedness. As a result of these restrictions, Banro may be: limited in how it conducts its business; unable to raise additional debt or equity financing to operate during general economic or business downturns; or unable to compete effectively or to take advantage of new business opportunities. These restrictions may affect the Company’s ability to grow in accordance with its strategy.

Exploration and Development Risk

Certain of the Company's properties are in the exploration stage only and have not commenced commercial production. The Company currently does not generate income from properties under exploration. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration or development programs will result in a profitable commercial mining operation.

Mineral Reserve and Mineral Resource Estimates Risk

The Company's mineral resources and mineral reserves are estimates and no assurance can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Environmental, Health and Safety Risk

The Company’s mining operation, exploration and development activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety and other related hazards and risks normally incident to gold mining operations, exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. A breach of such laws and regulations may result in significant fines and penalties. The Company intends to fully comply with all environmental and safety regulation applicable in the DRC and comply with prudent international standards.

Commodity Price Risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

Reference is made to the Company's annual information form dated March 28, 2016 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at August 10, 2016, the Company had outstanding 302,482 common shares, 116 series A preference shares, 1,200 series B preference shares, stock options to purchase an aggregate of 22,661 common shares, 8,400 warrants (with each such warrant entitling the holder to purchase one common share of the Company at a price of $6.65 until March 1, 2017), additional warrants entitling the holders to purchase a total of 13,300 common shares of the Company at a price of Cdn$0.236 per share until August 18, 2017, and 12,500 warrants (with each such warrant entitling the holder to purchase one common share of the Company at a price of $0.2275 until February 26, 2019). Reference is also made to the private placement completed in February 2014, pursuant to which preferred shares of two subsidiaries of the Company were issued. At the option of the holders of such preferred shares and at any time before the maturity date of such preferred shares of June 1, 2017, the holders are entitled to exchange their preferred shares into 63,000 common shares of the Company at a strike price of $0.5673 per common share.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2015 management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2015, the disclosure controls and procedures were ineffective due to the identification of a material weakness in the segregation of duties as discussed in the internal control over financial reporting section below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2015, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework of 2013. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2015, the Company’s internal control over financial reporting was ineffective due to a material weakness relating to segregation of duties.

With respect to segregation of duties, management concluded that there was a material weakness in internal controls over financial reporting relating to segregation of duties, including within the SAP accounting system, being inadequate for multiple individuals within the Company. This gives these individuals the ability to prepare and post journal entries across all account balances in the subsidiaries they had access to. Additionally, some individuals could prepare and post journal entries across all balances within the Company. While the Company relies on manual controls over financial reporting, this specific access privilege nullified the effectiveness of management’s review procedures and existing non-information technology general controls (“ITGC”) segregation of duties within the Company’s control framework. Management continues to be in the process of reviewing and revising access privileges within the SAP accounting system from standard SAP user roles to address this issue. The remediation of this material weakness is currently in progress and management has implemented additional controls in order to mitigate the risk during the remediation process which is expected to be completed by the latter half of 2016.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There have been no changes in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company’s disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

NON-IFRS MEASURES

Management uses cash cost, all-in sustaining costs, average gold price received, gold margin, and EBITDA to monitor financial performance and provide additional information to investors and analysts. These measures do not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As these measures do not have a standardized meaning, they may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association that included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion. Cash cost per ounce is determined on a sales basis. The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a sales basis.

		Q1 2016		Q1 2015	Q4 2015
	Twangiza	Namoya	Consolidated	Twangiza	Twangiza
Mine Operating Costs ($000s)	22,367	22,041	44,408	24,281	25,232
Depreciation ($000s)	(6,241)	(5,990)	(12,231)	(6,386)	(6,416)
Cash Costs ($000s)	16,126	16,051	32,177	17,895	18,816
Sustaining Capital ($000s)	2,906	797	3,703	1,825	4,507
All-In Sustaining Cost - Mine Site ($000s)	19,032	16,848	35,880	19,720	23,323
General and Administrative Costs and Other ($000s)			3,929
All-In Sustaining Cost - Total ($000s)			39,809

Ounces Sold	25,224	16,743	41,967	33,956	31,303
Cash Cost per Ounce $/oz	639	959	767	527	601
All-In Sustaining Cost per Ounce - Mine Site $/oz	755	1,006	855	581	745
All-In Sustaining Cost per Ounce - Total $/oz			949

		Q2 2016		Q2 2015
	Twangiza	Namoya	Consolidated	Twangiza
Mine Operating Costs ($000s)	25,137	26,905	52,042	28,068
Depreciation ($000s)	(6,767)	(8,762)	(15,529)	(7,125)
Cash Costs ($000s)	18,370	18,143	36,513	20,943
Sustaining Capital ($000s)	4,166	4,059	8,225	4,074
All-In Sustaining Cost - Mine Site ($000s)	22,536	22,202	44,738	25,017
General and Administrative Costs and Other ($000s)			4,916
All-In Sustaining Cost - Total ($000s)			49,654

Ounces Sold	26,492	23,189	49,681	35,665
Cash Cost per Ounce $/oz	693	782	735	587
All-In Sustaining Cost per Ounce - Mine Site $/oz	851	957	901	701
All-In Sustaining Cost per Ounce - Total $/oz			999

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

		H1 2016		H1 2015
	Twangiza	Namoya	Consolidated	Twangiza
Mine Operating Costs ($000s)	47,504	48,946	96,450	52,349
Depreciation ($000s)	(13,008)	(14,752)	(27,760)	(13,511)
Cash Costs ($000s)	34,496	34,194	68,690	38,838
Sustaining Capital ($000s)	7,072	4,856	11,928	5,899
All-In Sustaining Cost - Mine Site ($000s)	41,568	39,050	80,618	44,737
General and Administrative Costs and Other ($000s)			8,845
All-In Sustaining Cost - Total ($000s)			89,463

Ounces Sold	51,716	39,932	91,648	69,621
Cash Cost per Ounce $/oz	667	856	750	558
All-In Sustaining Cost per Ounce - Mine Site $/oz	804	978	880	643
All-In Sustaining Cost per Ounce - Total $/oz			976

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the average price per ounce of gold sold during the reporting period.

EBITDA is intended to provide additional information to investors and analysts to determine cash earnings before financing and taxes. Banro calculates EBITDA as net income or loss for the period excluding: interest, income tax expense, depreciation and amortization, and other non-cash charges. EBITDA does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently. A reconciliation between net loss for the period and EBITDA is presented below:

Q1 2016	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$000s	$000s	$000s	$000s	$000s
Net Loss	(1,786)	(7,287)	(9,073)	(14,061)	(23,134)
Finance Expenses	3,059	917	3,976	7,442	11,418
Other non-cash charges	2,835	1,433	4,268	5,155	9,423
Share-based payments	4	2	6	35	41
Depletion and Depreciation	6,241	5,990	12,231	13	12,244
EBITDA	10,353	1,055	11,408	(1,416)	9,992

Q2 2016	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$000s	$000s	$000s	$000s	$000s
Net Loss	1,504	(2,623)	(1,119)	(12,367)	(13,486)
Finance Expenses	798	1,506	2,304	7,736	10,040
Other non-cash charges	2,631	260	2,891	3,284	6,175
Share-based payments	21	15	36	263	299
Depletion and Depreciation	6,767	8,762	15,529	14	15,543
EBITDA	11,721	7,920	19,641	(1,070)	18,571

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

H1 2016	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$000s	$000s	$000s	$000s	$000s
Net Loss	(282)	(9,910)	(10,192)	(26,428)	(36,620)
Finance Expenses	3,857	2,423	6,280	15,178	21,458
Other non-cash charges	5,466	1,693	7,159	8,439	15,598
Share-based payments	25	17	42	298	340
Depletion and Depreciation	13,008	14,752	27,760	27	27,787
EBITDA	22,074	8,975	31,049	(2,486)	28,563

Q1 2015	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$000s	$000s	$000s	$000s	$000s
Net Income/(Loss)	14,556	(98)	14,458	(7,678)	6,780
Finance Expenses	172	98	270	5,434	5,704
Other non-cash charges	464	-	464	280	744
Share-based payments	60	-	60	343	403
Depletion and Depreciation	6,386	-	6,386	25	6,411
EBITDA	21,638	-	21,638	(1,596)	20,042

Q2 2015	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$000s	$000s	$000s	$000s	$000s
Net Income/(Loss)	8,528	(50,299)	(41,771)	(6,895)	(48,666)
Finance Expenses	1,391	99	1,490	4,545	6,035
Other non-cash charges	1,665	50,200	51,865	368	52,233
Share-based payments	15	-	15	139	154
Depletion and Depreciation	7,125	-	7,125	23	7,148
EBITDA	18,724	-	18,724	(1,820)	16,904

H1 2015	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$000s	$000s	$000s	$000s	$000s
Net Income/(Loss)	23,084	(50,397)	(27,313)	(14,573)	(41,886)
Finance Expenses	1,563	197	1,760	9,979	11,739
Other non-cash charges	2,129	50,200	52,329	648	52,977
Share-based payments	75	-	75	482	557
Depletion and Depreciation	13,511	-	13,511	48	13,559
EBITDA	40,362	-	40,362	(3,416)	36,946

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2016

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

This MD&A has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, the Company uses the terms "measured", "indicated" and "inferred" resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute "reserves" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this MD&A, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, any reserve and resource estimates contained in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that "reserves" calculated in accordance with Canadian standards may not be "reserves" under the SEC standards.

U.S. investors are urged to consider closely the disclosure in the Company's Form 40-F Annual Report (File No. 001-32399), which may be secured from the Company, or from the SEC's website at http://www.sec.gov